July 7, 2008

John C. Canouse
JPC Capital Partners, Inc.
3440 Preston Ridge Road
Suite 600
Alpharetta, GA 30005

Re: JPC Capital Partners, Inc.
       Preliminary Information Statement on Schedule 14C
       0-51898
       Filed on April 25, 2008

Dear Mr. Canouse:

        We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

                                                Sincerely,

                                                Tom Kluck
                                                Branch Chief

Cc: Grady Thrasher, Esq. (via facsimile)